Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN MARKET UPDATE -

RESPONSE TO MEDIA COVERAGE

Brisbane, Australia. 19 March 2008. Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ:PGLA) today responded to several articles appearing in today’s print media, in which it was alleged, in part, that a stockbroker had “pushed” Progen shares to clients who then arranged margin loans for those clients with Tricom.

The Company wishes to reassure the market that no director or executives have margin loans or other material financial arrangements in relation to their Progen shareholdings.

Progen has recently taken several key steps each aimed at delivering sustained growth and long-term shareholder value. These include:

•                  Commencement of a global, Phase 3 trial in post-resection liver cancer with lead candidate, PI-88 with recent enrolment of the first patient and initiation of additional sites.

•                  Financial resources in place to complete the Phase 3 trial.

•                  Significant portfolio expansion resulting from the CellGate acquisition introducing new products in clinical and pre-clinical development as well as technologies in the areas of interrupting the gene silencing, new blood vessel formation and metastasis processes of cancer.

•                  Restructure and new appointments to the Progen Board of Directors.

About Progen: Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has operations in Australia and the US.

Progen Information: Linton Burns Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: lintonb@progen-pharma.com	Media and Investor Relations Australia: Cindy Ingram Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: cindyi@progen-pharma.com

This announcement contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.